FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

14 August 2008

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

Standard Form
TR-1: N
otifications of Major Interests in Shares

1. I
dentity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2.

Reason for the notification
(
please place an X inside the
appropriate
bracket
/s
):

[ X ]
An acquisition or disposal of voting rights

[ ]
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]
An event changing the breakdown of voting rights

[ ]
Other (please specify)

3.

Full
name of person(s) subject to
 notification obligation:
FMR LLC and F
IL
Limited
and their direct subsidiaries

4. Full name of shareholder(s)
(if different from 3)

:

5.

Date of transaction
(
and date on which the threshold is crossed or reached
)
:
11
th
 August 2008

6.

Date on which issuer notified:
13
th
 August 2008

7.

Threshold(s) that is/are crossed or reached:
3
%

8. Notified
D
etails:

A: Voting rights attached to shares

Class/type of shares ( if possible us e ISIN CODE )	Situation previous to the t riggering transaction
	Number of shares	Number of voting r ights
Ordinary Shares (IE0001827041)	16,017,248	16,017,248

	Resulting situation after the triggering transaction
Class/type of shares ( if possible us e ISIN CODE )	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	1 6,807,837	16,807,837		3.14

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration d ate	Exercise/ c onversion period/ d ate	Number of voting rights that may be acquired ( if the ins trument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
16,807,837	16,807,837	3.14%

9.

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:
See attached schedule
 received from Fidelity
.

10. In case of p
roxy
v
oting:

FMR LLC and
FIL
 Limited will acquire to hold
790,589
 voting rights as of
11
th

August
 2008.

1
1
. Additional information:

None

1
2
. Contact name:

Neil Colgan

Assistant
Company Secretary

1
3
. Contact telephone number:
+353 1 634 4340

SCHEDULE

TO TR-1 FORM
  -
RECEIVED FROM FIDELITY

Issuer name
                                                           CRH plc
Current ownership percentage

3.14
%
Total shares held

16,807,837
Issued share capital

533,988,891

Shares held	Nominee	Management Company
FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).
61,294	Bank of New York	FMRCO
235,600	Bank of New York	FMTC
478,926	Bank of New York Brussels	FIL
50,200	Bank of New York Brussels	FPM
20,900	Bank of New York Europe LDN	FIL
61,753	Bermuda Trust Far East HK	FIMHK
91,800	BNP Paribas, Paris	FIL
71,100	BNP Paribas, Paris (C)	FIL
667,422	Brown Bros Harriman Ltd Lux	FIL
388,651	Brown Brothers Harriman and Co	FIJ
12,000	Brown Brothers Harriman and Co	FIL
513,401	Brown Brothers Harriman and Co	FMRCO
451,900	CDC Finance	FIGEST
47,000 7,500	Chase Manhttn BK AG Frnkfrt (s) CIBC Mellon Trust	FPM FMTC
38	Dexia Privatbank	FPM
844,758	HSBC Bank Plc	FIL
7,700	HSBC Trinkaus Und Burkh AG	FIL
4,662	ING Luxembourg	FIL
4,644,280	JP Morgan Chase Bank	FMRCO
22,100	JP Morgan Chase Bank	FMTC
175,300 928,559	JP Morgan, Bournemouth JP Morgan, Bournemouth	FII FIL
2,061,720	JP Morgan, Bournemouth	FISL
59,300	JP Morgan, Bournemouth	FPM
26,432 73,146	Master Trust Bank of Japan Mellon Bank N.A.	FIJ FIL
2,000	Mellon Bank N.A.	FMR
72,800 121,419 5,100	Mellon Bank N.A. Mellon Bank N.A Mellon Bank N.A	FMRCO FMTC PTC
13,910	Nomura Trust and Banking	FIJ
7,900	Norddeutsche Landersbank	FIL
10,400	Northern Trust Co	FIL
85,400	Northern Trust Co	FMRCO
119,400	Northern Trust Co	FMTC
69,600	Northern Trust London	FIL
49,500	Northern Trust London	FMRCO
125,427	Northern Trust London	FPM
18,400	State Str Bk and Tr Co Lndn (s	FIL
566,925	State Str Bk and Tr Co Lndn (s	FPM
277,410	State Street Bank and Tr Co	FICL
5,310	State Street Bank and Tr Co	FMR
171,314	State Street Bank and Tr Co	FMRCO
404,415	State Street Bank and Tr Co	FMTC
11,500	State Street Bank and Tr Co	PTC
59,500	State Street Hong Kong	FIA(K)L
98	N/A	N/A
108,459 6,800	Morgan Stanley London State Street Bank and TR Co LNDN	FIL FIL
33,400	BNP Paribas UK	FIL
94,504	KAS Bank NV	FIL
2,359,504	Brown Bros Harriman Ltd Lux	FIL

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  14 August 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director